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                                                              Exhibit (d)(3)(ii)

                                  AMENDMENT ONE
                                  -------------

                                     TO THE
                          INVESTMENT ADVISORY AGREEMENT
                        VAN KAMPEN LIFE INVESTMENT TRUST
                             GLOBAL EQUITY PORTFOLIO
                               DATED MAY 31, 1997

         THIS AMENDMENT ONE to the Investment Advisory Agreement dated May 31, 1997 by and between Van Kampen Life Investment Trust Global Equity Portfolio, a Delaware business trust (hereinafter referred to as the "Fund") and Van Kampen Asset Management Inc., a Delaware Corporation (hereinafter referred to as the "Adviser").

                               W I T N E S S E T H
                               -------------------

         WHEREAS, the Fund wishes to amend the current Investment Advisory Agreement in accordance with the terms set forth by The Board of Trustees of the Fund at a Meeting held on April 17, 2000;

         NOW, THEREFORE, in consideration of the promises and mutual covenants spelled out in the Agreement and herein, it is hereby agreed that Section 4 of the Agreement be amended as follows:

                (4) COMPENSATION PAYABLE TO THE ADVISER

                  The TRUST shall pay to the ADVISER, as compensation for the services rendered, facilities furnished and expenses paid by the ADVISER, with respect to the Portfolio, a monthly fee computed at the following annual rate: 1.00% to $500 million, 0.95% next $500 million and 0.90% over $1billion of average daily net assets.

                  Average daily net assets shall be determined by taking the average of the net assets for each business day during a given calendar month calculated in the manner provided in the TRUST's Declaration of Trust. Such fee shall be payable for each calendar month as soon as practicable after the end of that month.

                  The fees payable to the ADVISER by the TRUST pursuant to this
                Section 4 shall be reduced by any commissions, tender solicitation and other fees, brokerage or similar payments received by the ADVISER, or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc., in connection with the purchase and sale of portfolio investments of the TRUST, less any direct expenses incurred by such person, in connection with obtaining such commissions, fees, brokerage or similar payments. The ADVISER shall use its best efforts to recapture all available tender offer solicitation fees and exchange offer fees in connection with the TRUST's portfolio transactions and shall advise the Trustees of any other commissions, fees, brokerage or similar payments which may be possible for the ADVISER or any other direct or indirect majority owned subsidiary of Van Kampen Investments Inc. to receive in connection with the TRUST's portfolio transactions or other arrangements which may benefit the TRUST.

                 If the ADVISER shall serve for less than the whole of any
                month, the foregoing compensation shall be prorated.


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         IN WITNESS WHEREOF, the parties have caused this Amendment One to be executed this 17th day of April, 2000.

VAN KAMPEN LIFE INVESTMENT TRUST
  GLOBAL EQUITY PORTFOLIO

By:  /s/ John L. Sullivan
   ------------------------------
         John L. Sullivan
         Vice President, Chief Financial Officer and Treasurer

VAN KAMPEN ASSET MANAGEMENT INC.

By:  /s/ Stephen L. Boyd
---------------------------------
         Stephen L. Boyd
         President and Chief Operating Officer




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